Shareholder Acquires Additional 3.8 Million Shares of TAG Oil

Vancouver, British Columbia – May 23, 2008 - TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announces that the Company has been advised by Mr. Alex Guidi, that he has purchased an additional 3,822,000 common shares of TAG Oil Ltd. in the open market.

As a result, Mr. Guidi now owns 15,744,500 common shares of TAG Oil Ltd. representing 17.18% of the current issued and outstanding shares. Mr. Guidi has also advised the Company that these additional shares were acquired for investment purposes.

TAG Oil Ltd. is a well funded and debt free new oil and gas producer in the Taranaki Basin, New Zealand. The Company owns a 30.5% interest in the developing Cheal oil and gas discovery and surrounding high-potential exploration acreage. A number of relatively shallow drill-ready prospects have been identified by 3D seismic within this acreage and close proximity to the Cheal production facility (TAG 30.5%) ensures infrastructure access for additional new discoveries.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information:
Garth Johnson,CEO
gje@tagoil.com
604-609-3350
www.tagoil.com

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